

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2011

Michael Friess, Chief Executive Officer
Fona, Inc.
5353 Manhattan Circle, Suite 101
Boulder, CO 80303

      **RE:    Fona, Inc.**
             **Form 10 filed September 23, 2010**
             **File No.:  0-54129**

Dear Mr. Friess:

      We have completed our review of your Form 10 and have no further comments at this time.

                            Sincerely,
                            John Reynolds


                            Assistant Director
                            Office of Beverages, Apparel and
                            Health Care Services